June 7, 2001




United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0506


         Re: Conseco Variable Insurance Company Separate Account L Conseco Variable Insurance Company
               Request for withdrawal of Registration Statement on Form S-6 (File No. 333-62170)

Ladies and Gentlemen:

         Conseco Variable Insurance Company ("Depositor") and Conseco Separate Account L ("Registrant") hereby request, pursuant to Rule 477(a) under the Securities Act of 1933, the withdrawal of their Form S-6 Registration Statement filed with the Commission on June 1, 2001, File No. 333-62170 (the "Registration Statement"), which was inadvertently filed as a new registration statement under the EDGAR system.

         Depositor and Registrant had intended to file the Registration Statement as Pre-Effective Amendment No. 1 to their existing registration statement on Form S-6, the original version of which was filed with the Commission on January 4, 2001, File No. 333-53462. Depositor and Registrant have subsequently refiled the Registration Statement correctly as a pre-effective amendment to File No. 333-53462, on June 4, 2001.

         For all the above reasons, Depositor and Registrant request the withdrawal of the Registration Statement, File No. 333-62170, as consistent with the public interest and the protection of investors.

                                               Sincerely,


                                               -----------------------------
                                               Ronald F. Ruhl
                                               Director